UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ULURU Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

__90403T209___
(CUSIP Number)

June 27, 2012
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)

☑	Rule 13d-1(c)

❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 90403T209
1	Names of reporting persons Inter-Mountain Capital Corp. (36-4075407)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 800,553 *
	6	Shared voting power NA
	7	Sole dispositive power 800,553 *
	8	Shared dispositive power NA
9	Aggregate amount beneficially owned by each reporting person 800,553 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.99% *
12	Type of reporting person (see instructions) CO

*  On the date of the event which requires filing of this Schedule 13G, Inter-Mountain Capital Corp. had rights (i) to convert the outstanding balance of a certain Company Note dated June 27, 2012 (the “Note”) into shares of the Issuer’s common stock with a par value of $0.001 (the “Common Stock”), and (ii) to purchase Common Stock pursuant to a certain Warrant dated June 27, 2012 to purchase shares of Common Stock (the “Warrant”).  The exercise of such rights is subject to a 9.99% Cap, which limits the issuance of Common Stock to Inter-Mountain Capital Corp.  But for the 9.99% Cap, the full exercise of such rights would have resulted in Inter-Mountain Capital Corp. having beneficial ownership of Common Stock in excess of the 9.99% Cap; the 9.99% Cap provides that the maximum number of shares of Common Stock that are issuable to Inter-Mountain Capital Corp. and/or beneficially owned by Inter-Mountain Capital Corp. is 800,553 shares, based on 8,086,398 outstanding shares of Common Stock of the Issuer as of May 14, 2012, as reported by the Issuer on its quarterly report on Form 10-Q filed on May 15, 2012.

SCHEDULE 13G

CUSIP No. 90403T209
1	Names of reporting persons JFV Holdings, Inc. (36-4426825)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power 800,553 *
	6	Shared voting power NA
	7	Sole dispositive power 800,553 *
	8	Shared dispositive power NA
9	Aggregate amount beneficially owned by each reporting person 800,553 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.99% *
12	Type of reporting person (see instructions) CO

*  Reporting person JFV Holdings, Inc. is the sole shareholder of reporting person Inter-Mountain Capital Corp.

On the date of the event which requires filing of this Schedule 13G, Inter-Mountain Capital Corp. had rights (i) to convert the outstanding balance of a certain Company Note dated June 27, 2012 (the “Note”) into shares of the Issuer’s common stock with a par value of $0.001 (the “Common Stock”), and (ii) to purchase Common Stock pursuant to a certain Warrant dated June 27, 2012 to purchase shares of Common Stock (the “Warrant”).  The exercise of such rights is subject to a 9.99% Cap, which limits the issuance of Common Stock to Inter-Mountain Capital Corp.  But for the 9.99% Cap, the full exercise of such rights would have resulted in Inter-Mountain Capital Corp. having beneficial ownership of Common Stock in excess of the 9.99% Cap; the 9.99% Cap provides that the maximum number of shares of Common Stock that are issuable to Inter-Mountain Capital Corp. and/or beneficially owned by Inter-Mountain Capital Corp. is 800,553 shares, based on 8,086,398 outstanding shares of Common Stock of the Issuer as of May 14, 2012, as reported by the Issuer on its quarterly report on Form 10-Q filed on May 15, 2012.

SCHEDULE 13G

CUSIP No. 90403T209
1	Names of reporting persons John M. Fife
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 800,553 *
	6	Shared voting power NA
	7	Sole dispositive power 800,553 *
	8	Shared dispositive power NA
9	Aggregate amount beneficially owned by each reporting person 800,553 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.99% *
12	Type of reporting person (see instructions) IN

*  Reporting person John M. Fife is the sole shareholder of reporting person JFV Holdings, Inc., which is the sole shareholder of reporting person Inter-Mountain Capital Corp.

On the date of the event which requires filing of this Schedule 13G, Inter-Mountain Capital Corp. had rights (i) to convert the outstanding balance of a certain Company Note dated June 27, 2012 (the “Note”) into shares of the Issuer’s common stock with a par value of $0.001 (the “Common Stock”), and (ii) to purchase Common Stock pursuant to a certain Warrant dated June 27, 2012 to purchase shares of Common Stock (the “Warrant”).  The exercise of such rights is subject to a 9.99% Cap, which limits the issuance of Common Stock to Inter-Mountain Capital Corp.  But for the 9.99% Cap, the full exercise of such rights would have resulted in Inter-Mountain Capital Corp. having beneficial ownership of Common Stock in excess of the 9.99% Cap; the 9.99% Cap provides that the maximum number of shares of Common Stock that are issuable to Inter-Mountain Capital Corp. and/or beneficially owned by Inter-Mountain Capital Corp. is 800,553 shares, based on 8,086,398 outstanding shares of Common Stock of the Issuer as of May 14, 2012, as reported by the Issuer on its quarterly report on Form 10-Q filed on May 15, 2012.

ITEM 1	(a)	Name of Issuer: ULURU Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4452 Beltway Drive Addison, Texas 75001

ITEM 2	(a)
Name of Person Filing:

This report is filed by Inter-Mountain Capital Corp., JFV Holdings, Inc., and John M. Fife with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by Inter-Mountain Capital Corp. and indirectly beneficially owned by the other reporting and filing person (the “Shares”).

	(b)	Address of Principal Business Office, or, if None, Residence: The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601

(c)	Citizenship: Inter-Mountain Capital Corp. is a Delaware corporation JFV Holdings, Inc. is an Illinois corporation John M. Fife is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: 90403T209

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	a.	Broker or dealer registered under Section 15 of the Exchange Act.

	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	d.	Investment company registered under Section 8 of the Investment Company Act.

	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: 

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

N/A

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2012	INTER-MOUNTAIN CAPITAL CORP. BY: /s/ John Fife Name: John M. Fife, Its: President
Dated: July 2, 2012	JFV HOLDINGS, INC. BY: /s/ John Fife Name: John M. Fife, Its: President
Dated: July 2, 2012	JOHN M. FIFE BY: /s/ John Fife

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of ULURU Inc., and further agree that this Joint Filing Agreement be included as an Annex to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated: July 2, 2012	INTER-MOUNTAIN CAPITAL CORP. BY: /s/ John Fife Name: John M. Fife, Its: President
Dated: July 2, 2012	JFV HOLDINGS, INC. BY: /s/ John Fife Name: John M. Fife, Its: President
Dated: July 2, 2012	JOHN M. FIFE BY: /s/ John Fife